FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 4

Businesses outlined for disposal

Appendix 4 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments to be completed within four years from December 2009: the sale of RBS Insurance, Global Merchant Services and RBS Sempra Commodities. The Group also agreed to dispose of the RBS branch based business in England and Wales, the NatWest branch network in Scotland, along with the Direct SME customers across the UK (termed below 'UK Retail and UK Corporate businesses outlined for disposal').  The disposal of UK Retail and UK Corporate business banking businesses will reduce the Group's market share by 2% of the UK retail market, 5% in the SME market and 5% of the mid-corporate market.

RBS Insurance is being prepared for disposal by way of a trade sale or public flotation targeted for 2012. It will continue to be managed and reported as a separate division for the foreseeable future.

The sale of Global Merchant Services has already attracted considerable interest.  We anticipate a sale during the second half of this year, and the transfer of the business to Non-Core division during the first half of 2010.

Negotiations for the sale of RBS Sempra Commodities were well advanced at the end of 2009 and the business was transferred to the Non-Core division from GBM in December 2009. On 16 February the Group announced that RBS Sempra Commodities had reached the agreement to sell the Oil, Metals, European Power and Gas businesses to JP Morgan Chase. Alternatives for the remaining North American Power and Gas businesses are being considered.

The UK retail and business banking businesses are currently being structured for disposal; we do not expect to complete a sale until 2011. These activities will continue to be included in
UK Retail and UK Corporate
as appropriate.
It is estimated that the income of these businesses for the year ended 31

December 2009 was approximately £946 million and that, broadly, they broke even during the year before the allocation of Business Services and Central costs. Estimated loans and deposits as at 31 December 2009 for these businesses are £23.5 billion and £22.5 billion respectively.

The table below shows the estimated Total income and Operating profit of RBS Insurance, Global Merchant Services, RBS Sempra Commodities and the UK Retail and UK Corporate businesses that have been outlined for disposal.

	Total income		Operating profit before impairments		Operating profit/(loss)
	2009	2008	2009	2008	2009	2008
Businesses outlined for disposal	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	4,460	4,430	66	626	58	584
Global Merchant Services (2)	527	535	266	281	249	267
RBS Sempra Commodities (3)	746	765	52	212	52	209
UK Retail and UK Corporate businesses outlined for disposal (4)	946	1,082	468	567	(146)	347

Total	6,679	6,812	852	1,686	213	1,407

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Appendix 4 Businesses outlined for disposal

The table below shows the estimated associated risk-weighted assets, total assets and estimated capital of the businesses currently identified for disposal.

	RWAs		Total assets		Estimated capital
	2009	2008	2009	2008	2009	2008
Businesses outlined for disposal	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	11.8	10.8	4.1	3.6
Global Merchant Services (2)	1.6	1.5	1.6	1.5	0.1	0.1
RBS Sempra Commodities (3)	10.2	10.7	14.2	17.8	1.0	1.0
UK Retail and UK Corporate businesses outlined for disposal (4)	18.2	14.5	23.5	24.2	1.5	1.2

Total	30.0	26.7	51.1	54.3	6.7	5.9

Notes:

(1)	As reported in the Annual Results for the year ended 31 December 2009 and excluding non-core business. Estimated capital includes approximately £1.0 billion of goodwill.
(2)	Global Merchant Services business units are reported within the Global Transaction Services, Ulster Bank and Non-Core divisions. Estimated notional capital based on 7% of RWAs.
(3)
Sempra Commodities was acquired in April 2008 and the 2008 income statement data are from the date of acquisition.  The figures shown, other than total income, are net of the minority interest attributable to Sempra for the years ended 31 December 2009 and 2008.  The operating profit before minority interest of the business was £286 million and £373 million respectively for the periods shown. Estimated capital is based on the Group's cost of its 51% interest.

(4)	Estimated notional equity based upon 8% of RWAs.

The full income statement of RBS Sempra Commodities business is set out below.

	2009				2008
	Q1	Q2	Q3	Q4	Q4
Income statement	£m	£m	£m	£m	£m

Net fees and commissions payable	(6)	(3)	(2)	(2)	(3)
Income from trading activities	248	206	156	160	404
Other operating income	5	4	(40)	20	3

Total income	247	207	114	178	404

Direct expenses
- staff	(113)	(82)	(39)	(111)	(160)
- other	(26)	(27)	(21)	(41)	(24)

Total expenses	(139)	(109)	(60)	(152)	(184)

Operating profit before impairment losses	108	98	54	26	220
Impairment losses	-	-	-	-	(3)

Operating profit	108	98	54	26	217

See also Appendix 5 for the effect on previously published data of the transfer of RBS Sempra Commodities from GBM to Non-Core in December 2009.

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Appendix 4 Businesses outlined for disposal

Other measures required by the EC include:

·
Prohibition of the payment of dividends or coupons on existing capital instruments until 2012, unless there is a legal obligation to pay them.
·
GBM to rank no higher than fifth in the combined global all debt league table for three years.
·
Implementation of leading edge reforms to remuneration policy.
·
Unless the cumulative purchase price is less than £500 million, RBS will not acquire any financial institution and will not make any other acquisitions that expand RBS's activities outside its business model until the later of 31 December 2012 or the date on which the last of its divestments has been completed.
·
RBS will not restart (including by acquisition) any activity that it only carries on by virtue of the Non-Core activities.
·
RBS will not restart or re-acquire any interest that competes with the businesses that it is required to divest until 2014, and will not engage as a principal in any business that competes with these businesses for a two year period following their disposal.

·
If either:
·
RBS misses its targeted balance sheet reduction (as planned within the RBS Strategic Review) by 2013 by more than £30 billion; or
·
The RBS Core Tier 1 capital ratio falls below 5% at any time before 31 December 2014,
RBS will be required to divest a further £60 billion of RWAs from its balance sheet.

The European Commission will appoint a Monitoring Trustee to ensure compliance with EU restructuring requirements and behavioural conditions. We expect this appointment to be completed by March.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat